Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Mish, J. Vincent		2. Issuer Name and Ticker or Trading Symbol Miller Industries, Inc. (MLR)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___  Director                         ___ 10% Owner
_X_ Officer (give              ___ Other (specify
                  title below)                     below)

 Vice President, Chief Financial Officer and
President of Financial Services Group

(Last) (First) (Middle) 8503 Hilltop Drive		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 12-31-02
(Street) Ooltewah, TN 37363				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Form 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day Year)	3A. Deemed Execution Date, if any (Month /Day Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$10.9375	10/26/99		A5	2,400		(1)	10/26/09	Common Stock	2,400		2,400	D
Stock Options	$35.3125	06/26/98		A5	1,500		(2)	06/26/08	Common Stock	1,500		1,500	D

Explanation of Responses:

(1)  Options became exercisable in installments of 600 options each on 10/26/00 and 10/26/01.  The remaining
       1,200 options vest in two equal installments on 10/26/02 and 10/26/03.
(2)  Options became exercisable in installments of 375 options each on 6/26/99, 6/26/00, and 6/26/01.  The remaining
       375 options vest on 6/26/02.

/s/ J. Vincent Mish J. Vincent Mish **Signature of Reporting Person	2-12-03 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure